Exhibit I

Capital Product Partners L.P. Announces Annual Meeting of Limited Partners

ATHENS, Greece, June 3, 2016 – The Board of Directors of Capital Product Partners L.P. (Nasdaq:  CPLP) (the “Partnership”) has called an annual meeting of the Limited Partners to be held at the Partnership’s headquarters in Greece on July 13, 2016 at 11:30 am local time.

Unitholders of record at the close of business on May 18, 2016 are entitled to receive notice of, and to vote at, the annual meeting, or any adjournments or postponements thereof.  Formal notice of the meeting and the Partnership’s proxy statement are being sent to unitholders of the Partnership.  Electronic copies of the materials are accessible on the Partnership’s website at www.capitalpplp.com.  Following receipt of a proxy card unitholders may vote their common units by accessing www.proxyvote.com.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 35 vessels, including twenty modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana (“Flopec”), Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Pacific International Lines (Pte) Ltd, Petróleo Brasileiro S.A. (“Petrobras”), Repsol Trading S.A., Shell International Trading & Shipping Company Ltd., Stena Bulk A.B., and Capital Maritime.

CPLP-F

Contact Details:

Capital GP L.L.C.
Jerry Kalogiratos
CEO and CFO
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.